AM
12-29-2003

12/18/03



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03052996

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 18 2003
DIVISION OF MARKET REGULATION

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CM 12/24

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 76

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/02 (MM/DD/YY) AND ENDING 7/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FORT WAYNE SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

206 US HWY 30 WEST
(No. and Street)

NEW HAVEN	IN	46774
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DONALD C. KOWSKE, VICE PRESIDENT — 260-493-3758
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ASHMAN, TARGGART & MANION
(Name — *if individual, state last, first, middle name*)

202 W. BERRY ST., SUITE 400	FORT WAYNE	IN	46802
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 07 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

ØP 12

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DONALD D. KOWSKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FORT WAYNE SECURITIES CORPORATION, as of JULY 31, XX 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Donald Kowske
Signature

Vice-President
Title

Cheryl S Kowske
Notary Public

CHERYL S KOWSKE
NOTARY PUBLIC STATE OF INDIANA
ALLEN COUNTY
MY COMMISSION EXP. JAN. 16,2009

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

	Page
Independent Auditor's Report	1
Financial Statements:	
Statements of Financial Condition as of July 31, 2003 and 2002	2
Statements of Income and Stockholders' Equity for the years ended July 31, 2003 and 2002	3
Statements of Cash Flows for the years ended July 31, 2003 and 2002	4
Notes to Financial Statements	5 - 6
Supplementary Financial Data	7
Supplementary Schedules:	
Statement of Computation of Net Capital Requirement Under Rule 15c3-1 as of July 31, 2003	8
Statement of Computation for Determination of the Reserve Requirements Under Rule 15c3-3 as of July 31, 2003	9
Statement of Information Relating to the Possession or Control Requirements Under Rule 15c3-3 as of July 31, 2003	10
Report on Internal Control	11 - 12

Ashman, Targgart & Manion

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors,
Fort Wayne Securities Corporation

We have audited the accompanying statement of financial condition of FORT WAYNE SECURITIES CORPORATION as of July 31, 2003 and 2002, and the related statements of income and stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fort Wayne Securities Corporation as of July 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Ashman, Taggart & Manion

Fort Wayne, Indiana,
August 19, 2003.

FORT WAYNE SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION as of July 31, 2003 and 2002

ASSETS

	2003	2002
Cash	$ 41,662	$ 33,794
Certificates of deposit	-	75,000
Receivable from customers	-	2,500
Securities owned; stocks at market value	622,128	470,042
Transportation equipment at cost, net of accumulated depreciation (2003 - $10,910; 2002 - $7,960)	25,640	28,590
Furniture and equipment at cost, net of accumulated depreciation (2003 - $14,838; 2002 - $13,651)	2,247	3,434
Leasehold improvements at cost, net of accumulated amortization (2003 - $5,542; 2002 - $5,504)	1,122	1,160
Federal and state tax overpaid	-	4,400
Deferred tax asset	-	4,685
Other assets	2,462	2,194
Total assets	$ 695,261	$ 625,799

LIABILITIES

	2003	2002
Payable to brokers and dealers	$ 6,336	$ 2,500
Accounts payable and accrued expenses	3,421	3,530
Accrued federal and state income taxes	9,066	-
Total liabilities	18,823	6,030

STOCKHOLDERS' EQUITY

	2003	2002
Common stock, $25 par value per share, authorized 400 shares, issued and outstanding 187 shares	4,675	4,675
Additional paid-in capital	9,987	9,987
Retained earnings	661,776	605,107
Total stockholder's equity	676,438	619,769
Total liabilities and stockholder's equity	$ 695,261	$ 625,799

The accompanying notes are an integral part of these financial statements.

FORT WAYNE SECURITIES CORPORATION
STATEMENT OF INCOME AND STOCKHOLDERS' EQUITY
For the years ended July 31, 2003 and 2002

	2003	2002
Revenues:		
Commissions	$ 246,798	$ 323,778
Net dealer investment income (loss)	43,158	(74,827)
Interest and dividends	36,861	42,535
Total revenues	326,817	291,486
Operating expenses:		
Employee wages and commissions	194,366	248,087
Advertising	-	1,050
Bank service charges	215	41
Dues and subscriptions	4,113	3,354
Conventions and meetings	123	472
Computer expense	-	689
Rent	6,000	6,000
Office supplies and expenses	1,854	2,052
Postage	638	583
Telephone and utilities	5,994	5,475
Legal and accounting	5,430	5,310
Taxes	14,168	17,227
Licenses and fees	2,850	2,580
Insurance	8,068	7,291
Depreciation	4,175	7,465
Travel and promotion	19	225
Contributions	1,025	225
Maintenance and repairs	5,159	5,412
Total operating expenses	254,197	313,538
Net income (loss) from operations before income taxes	72,620	(22,052)
Provision for income taxes:		
State	5,940	(1,670)
Federal	10,011	(3,015)
	15,951	(4,685)
Net income (loss) per share - $303.04 and ($92.87)	56,669	(17,367)
Stockholder's equity, beginning of year	619,769	637,136
Stockholder's equity, end of year	$ 676,438	$ 619,769

The accompanying notes are an integral part of these financial statements.

FORT WAYNE SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
For the years ended July 31, 2003 and 2002

	2003	2002
Operating activities:		
Reconciliation of net income to net cash provided by operating activities:		
Net income (loss)	$ 56,669	$ (17,367)
Noncash expenses (income):		
Depreciation	4,175	7,465
Deferred taxes	4,685	(4,685)
Securities owned	(43,158)	74,826
	(34,298)	77,606
Changes in operating assets and liabilites:		
Receivable from customers	2,500	(2,500)
Other assets	(268)	773
Payable to brokers and dealers	3,836	(7,582)
Accounts payable and accrued expenses	(109)	560
Federal and state income taxes	13,466	436
	19,425	(8,313)
Net cash provided by operating activities	41,796	51,926
Investing activities:		
Purchase of fixed assets	-	(5,938)
Proceeds from maturity of certificates of deposits	75,000	125,000
Purchase of investments	(108,928)	(165,000)
Net cash used in investing activities	(33,928)	(45,938)
Net increase (decrease) in cash	7,868	5,988
Cash, beginning of year	33,794	27,806
Cash, end of year	$ 41,662	$ 33,794
Supplemental disclosures of cash flows information:		
Income taxes:		
Federal income taxes refunded	$ (1,400)	$ (272)
State income taxes refunded	$ (800)	$ (164)

The accompanying notes are an integral part of these financial statements.

1. SIGNIFICANT ACCOUNTING POLICIES

Fort Wayne Securities Corporation is a broker and dealer in the securities industry, limiting itself to buying and selling mutual fund shares for their customers. The business is located in New Haven, Indiana and services primarily northeast Indiana. The Corporation was incorporated on October 10, 1934, under the laws of the State of Indiana.

Securities transactions are recorded on the dates that purchase and sales orders are placed.

Securities owned by the Corporation are valued at market value and securities not readily marketable, if any, are valued at fair value as determined by management.

Depreciation is provided on either the straight-line basis or accelerated methods.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Advertising costs are expensed as incurred. Advertising costs were $0 and $1,050 for the years ended July 31, 2003 and 2002, respectively.

For the purposes of the Statement of Cash Flows, the Corporation has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

2. INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the statements of income and stockholder's equity as determined in accordance with FASB Statement No. 109, Accounting for Income Taxes, are as follows:

	2003			2002		
	Current	Deferred	Total	Current	Deferred	Total
Federal	$ 13,026	(3,015)	$ 10,011	$ -	(3,015)	$ (3,015)
State	7,610	(1,670)	5,940	-	(1,670)	(1,670)
	$ 20,636	(4,685)	$ 15,951	$ -	(4,685)	$ (4,685)

The provision for income taxes for the periods ended July 31, 2003 and 2002 varies from the income taxes at statutory income taxes rate as follows:

	2003			2002		
	Federal	State	Total	Federal	State	Total
Expected income taxes expense at statutory taxes rate	$ 13,002	7,610	$ 20,612	$ -	-	$ -
Decrease due to net operating loss carryover	(3,015)	(1,670)	(4,685)	(3,091)	(1,670)	(4,761)
Other, net	24	-	24	76	-	76
	$ 10,011	5,940	$ 15,951	$ (3,015)	(1,670)	$ (4,685)

3. NET CAPITAL AND AGGREGATE INDEBTEDNESS

Net capital and aggregate indebtedness change from day to day, but at July 31, 2003, the Corporation's net capital was $571,429 and exceeded the requirements of the Securities and Exchange Commission by $546,429. The percentage of aggregate indebtedness to net capital was 3.0 percent. Net capital at July 31, 2003, was approximately 22 times greater then the minimum capital required in accordance with Rule 15c3-1 of the Securities Exchange Act of 1934.

4. LEASE

The Corporation leases the premises from the major stockholder of the Corporation. The annual expense for the years ended July 31, 2003 and 2002, was $6,000 each year. The rent will be $6,000 for the ensuing year.

SUPPLEMENTARY FINANCIAL DATA

To the Board of Directors,
Fort Wayne Securities Corporation

Our report on our audits appears on Page 1. These audits were made primarily for the purpose of expressing an opinion on the basic financial statements, taken as a whole, shown on Pages 2 to 5 of this report. The information included in this report on Pages 7 to 9, inclusive, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ashman, Taggart & Manion

Fort Wayne, Indiana,
August 19, 2003.

FORT WAYNE SECURITIES CORPORATION
STATEMENT OF COMPUTATION OF NET CAPITAL REQUIREMENT
Under Rule 15c3-1 as of July 31, 2003

Total ownership equity at July 31, 2003	$	676,438
Liabilities subordinated to claims of general creditors		-
		676,438
Nonallowable assets		(31,771)
Haircuts on investment securities		(73,238)
Net capital at July 31, 2003	$	571,429
Total aggregate indebtedness	$	18,823

NET CAPITAL REQUIREMENT

Minimum dollar net capital requirement	$	25,000
Excess net capital over requirement		546,429
Net capital	$	571,429
Percent of aggregate indebtedness to net capital		3.29 %

NOTE: No material differences existed between the figures reflected above and the unaudited figures reported by the respondent on Form X-17A-5, Part IIA, as of July 31, 2003.

FORT WAYNE SECURITIES CORPORATION
STATEMENT OF COMPUTATION FOR DETERMINATION OF THE RESERVE
REQUIREMENTS UNDER RULE 15c3-3 as of July 31, 2003

Credit balances	$	-
Debit balances		-
Reserve computation:		
Excess of total debits over total credits	$	-
Required deposit		NONE

NOTE: No differences existed between the figures reflected above and the unaudited figures reported by the respondent on Form X-17A-5, Part IIA, as of July 31, 2003.

FORT WAYNE SECURITIES CORPORATION
STATEMENT OF INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 as of July 31, 2003

Market value of customers' fully paid securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	$ -
Market value of customers' fully paid securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which results from normal business operations" as permitted under Rule 15c3-3	$ -

To the Board of Directors,
Fort Wayne Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of FORT WAYNE SECURITIES CORPORATION, (the Corporation), for the year ended July 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Corporation is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at July 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



ASHMAN, TARGGART & MANION

Fort Wayne, Indiana,
August 19, 2003.